For immediate release

BCE completes acquisition of Manitoba Telecom Services: Bell MTS launches in Manitoba today, activates province-wide investment and innovation plan

$1 billion program to deliver advanced broadband networks and services throughout Manitoba
Fibe TV, CraveTV, Gigabit Internet and Canada’s fastest-ranked wireless network for communities large and small; 4G LTE wireless turns on in Churchill today
Dan McKeen leads the Bell MTS team from Winnipeg as Vice Chair, Bell MTS & Western Canada
Investment in the community includes a new Bell Let’s Talk project led by Clara Hughes

MONTRÉAL and WINNIPEG, March 17, 2017 – BCE Inc. (Bell) (TSX, NYSE: BCE) today announced the launch of Bell MTS following the completion of its acquisition of Manitoba Telecom Services (MTS). Uniting the local and national strengths of MTS and Bell Canada, the new Bell MTS will bring unprecedented investment and innovation in broadband communications to Manitoba, including the rollout of next-generation Fibe services and Canada’s fastest-ranked wireless network.

“On behalf of everyone on the Bell team, I extend a warm welcome to our new Bell MTS colleagues. We look forward to working with you to deliver the leading broadband wireless, Internet, TV and media services throughout Manitoba,” said George Cope, President and CEO of BCE and Bell Canada. “Bell is proud to be a major investor in Manitoba’s future, enabling economic development with the most advanced network infrastructure and service innovations for consumers and business customers. With the talent and experience of the MTS team backed by Bell’s scale and proven broadband strategy, Bell MTS will lead the way in Manitoba’s competitive communications industry.”

“I would like to thank departing MTS CEO Jay Forbes for his exceptional leadership of MTS and his support in completing the $3.9 billion Bell MTS transaction, enabling a new era of communications investment and growth in Manitoba while creating tremendous value for customers, shareholders and team members,” said Mr. Cope.

Bell MTS will roll out a 5-year, $1 billion broadband network expansion plan for Manitoba’s cities, traffic corridors, rural locations and remote communities. Winnipeg will also serve as Bell’s headquarters in Western Canada.

Dan McKeen appointed Vice Chair, Bell MTS & Western Canada
Bell MTS will be led by Dan McKeen, Vice Chair, Bell MTS & Western Canada, who will also continue to serve in a national role as Senior VP, Small Business.

A Bell executive experienced in operational integration and the efficient delivery of broadband services to urban, rural and remote communities alike, Mr. McKeen was most recently Bell’s Vice Chair, Bell Aliant. He was appointed in 2014 to lead the successful integration of Bell Aliant, the #1 communications services provider in New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island, into Bell’s national operations.

“I’m proud to lead Bell MTS as we begin our plan to take broadband communications to the next level in Manitoba. I know firsthand the benefit of Bell’s scale and expertise in building the high-performance networks that consumers and businesses need in today’s economy. With a strong team in place, Bell MTS is very well positioned to compete in the marketplace with the advanced communications services that will foster economic growth across Manitoba,” said Mr. McKeen.

Glen LeBlanc, Bell’s Chief Financial Officer, will assume the role of Vice Chair, Bell Aliant in addition to his CFO responsibilities, working from Bell’s Montréal national headquarters and Bell Aliant’s offices in Halifax. Martine Turcotte continues in her role as Vice Chair, Québec, also based in Montréal.

4G LTE is on in Churchill
“I’m excited to announce that we’ve successfully delivered our first Bell MTS infrastructure project today: New 4G LTE wireless service for the town of Churchill,” said Mr. McKeen. “A growing ecotourism and research centre, the Polar Bear Capital of the World is now served by the mobile network ranked faster than any in Canada and the United States, and will soon be connected with new broadband fibre connections. It’s a great example of the Bell MTS plan to efficiently deliver the outstanding TV, Internet, mobile and business services to Manitobans.”

Building on the proud MTS legacy of service and deep knowledge of the Manitoba marketplace with significant capital investment, Bell MTS will introduce the superior Fibe TV experience, the fastest Internet with Gigabit Fibe, the fastest-ranked 4G LTE wireless available, Bell Media’s popular CraveTV, and the most extensive national data hosting, connectivity and cloud services for government and business customers.

As part of its launch plan, Bell MTS will maintain current MTS wireless price plans for at least 12 months from today. Integrating operations at a total of 69 Bell and MTS retail stores across the province, Bell MTS will offer the full range of MTS and Bell wireless, TV, Internet and home phone services. That includes MTS Ultimate TV and Bell Satellite TV, as well as enhanced services like Fibe TV and Fibe Internet, and exclusive products like the Wireless 4K PVR and the HomeHub 3000 residential gateway as they become available. Bell MTS wireless services will also become available at The Source, Tbooth wireless and WirelessWave locations throughout Manitoba.

Starting today, CraveTV is available to MTS Ultimate TV subscribers who can sign up for Canada’s fast-growing video streaming service and get the first 30 days free. Launched in 2014, CraveTV has gained more than a million subscribers to its top television programming from major studios like HBO and SHOWTIME and original all-Canadian content like the hit comedy LETTERKENNY – which premieres the special episode “St. Perfect’s Day” today.

In addition to Churchill, which will also be connected with Gigabit Fibe Internet and Fibe TV services, Bell MTS has announced these initial projects in its Manitoba capital investment program:

Sponsorship of Winnipeg’s downtown Innovation Alley hub for students, creators and entrepreneurs including superfast LTE-Advanced mobile and Gigabit Fibe Internet services.
Continuous broadband wireless coverage along Manitoba’s critical north-south transportation corridor, Highways 6 and 75 from Manitoba’s “Hub of the North” Thompson to the US border at Emerson.
Expansion of mobile and wireline broadband networks in the mining centre of Flin Flon on the Saskatchewan border.
New wireless services for smaller towns and remote locations, including 5 underserved Indigenous communities: Easterville, Gods Lake Narrows, Gods River, Grand Rapids and Red Sucker Lake.

Bell Let’s Talk in Manitoba
The Bell Let’s Talk initiative is expanding in Manitoba with a new dedicated fund for Indigenous mental health chaired by Winnipeg’s own Clara Hughes, legendary Canadian Olympian and national spokesperson for Bell Let’s Talk. The Bell Let’s Talk team is consulting with leaders from Manitoba Indigenous communities on plans for program funding announcements.

“Local engagement and insight have been key to Bell Let’s Talk from the start so we are pleased to be learning from community leaders how we can best support the mental health and wellness of Manitoba’s Indigenous peoples,” said Ms. Hughes. “Bell Let’s Talk can make a real difference in opening new avenues of community support across Manitoba and I’m very excited to help make that happen.”

Already active in Manitoba, Bell Let’s Talk announced 2016 Community Fund grants for 7 Manitoba organizations delivering mental health support programs in their communities. Grant applications are being accepted until March 31 for the annual $1-million Bell Let’s Talk Community Fund, which funds grassroots mental health initiatives in every region of Canada.

Acquisition of MTS completed
Bell has completed its acquisition of all 74,398,389 common shares of MTS, being all of its issued and outstanding common shares. A detailed description of the Plan of Arrangement (the Arrangement) is provided in the MTS management information circular dated May 26, 2016. MTS common shares are expected to be delisted from the Toronto Stock Exchange (TSX) effective on March 20, 2017.

With the completion of the transaction, Bell gains approximately 710,000 wireless, Internet and IPTV customers in Manitoba, a 5% increase in its total broadband service subscribers, and becomes the #1 mobile provider in Manitoba with more than 470,000 total Bell and MTS wireless subscribers.

Bell will update its 2017 financial guidance targets to reflect the MTS acquisition when it reports Q1 2017 operating and financial results on April 26.

Information for MTS security holders
As specified under the Arrangement, MTS shareholders were entitled to elect and receive, for each common share held, either: $40.00 per MTS common share in cash, subject to pro-ration (cash consideration); or 0.6756 of a BCE common share per MTS common share, subject to pro-ration (share consideration). The share consideration was based on BCE’s 20-day volume weighted average price of $59.21 on April 29, 2016 (the business day before the announcement of the transaction). Shareholders could only elect to receive cash consideration or share consideration for all their shares; shareholders could not elect to receive a combination of cash and shares. Any MTS shareholder who did not properly make an election by 5 p.m. eastern time on March 14, 2017 was deemed to have elected to receive, for each MTS common share, the cash consideration, subject to proration and rounding.

The aggregate consideration of approximately $2.9 billion being paid to MTS shareholders will be 45% in cash and 55% in BCE common shares. BCE funded the approximate $1.34 billion cash component through debt financing and issued 27,642,714 BCE common shares to fund the equity component.

The table below indicates the entitlement to be received by MTS shareholders for each MTS common share. The pro-ration was only applied to the cash consideration option.

Election	Entitlement to be received
Cash consideration Share consideration No valid election	$20.3977 in cash and 0.3311 of a BCE common share 0.6756 of a BCE common share $20.3977 in cash and 0.3311 of a BCE common share

No fractional shares will be issued and BCE will pay out fractional shares in cash.

An MTS shareholder who has elected to receive share consideration or cash consideration but, because of proration, receives a combination of BCE common shares and cash, will be required to make a joint election to obtain a full or partial tax deferral. A tax instruction letter providing certain instructions on how to complete the tax election may be obtained at BCE’s website at bce.ca/investors/shareholder-info/mts-acquisition.

MTS has applied to cease to be a reporting issuer under applicable Canadian securities laws. Bell Canada intends to assume all of the obligations of MTS under its outstanding medium-term notes as part of an internal corporate reorganization of MTS, and BCE intends to guarantee these obligations.

Caution concerning forward-looking statements
Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to benefits expected to result from the acquisition of MTS by Bell, including our network deployment and capital investment plans in Manitoba, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about benefits expected to result from the acquisition of MTS by Bell, including our network deployment and capital investment plans in Manitoba. Readers are cautioned that such information may not be appropriate for other purposes.
There can be no assurance that the benefits expected to result from the acquisition of MTS, including our network deployment and capital investment plans in Manitoba, will be realized. The nature and value of capital investments planned to be made in Manitoba over 5 years assume our ability to access or generate the necessary sources of capital. However, there can be no assurance that the required sources of capital will be available with the result that the actual capital investments made by us in Manitoba during such period could materially differ from current expectations.

About Bell
Canada’s largest communications company, Bell provides consumer, business and government customers with a comprehensive and innovative suite of broadband wireless, TV, Internet and business communication services from Bell Canada, Bell Aliant and, starting today, Bell MTS. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit BCE.ca or Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day, a national day of conversation about mental health, and significant Bell funding of community care and access, research and workplace initiatives. Bell Let’s Talk Day 2017 set new records with 131,705,010 total messages of support driving $6,585,250.50 more in Bell funding for Canadian mental health at no extra cost to participants. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Marc Choma
613-785-0622
marc.choma@bell.ca

Investor inquiries:
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.”